
10035772

cjm

...E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 17 2010
Washington, DC
110

SEC FILE NUMBER
~~8-22522~~
8-17925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL SCIENCES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
6653

21 MILK STREET, 2ND FLOOR
(No. and Street)

BOSTON (CITY) MA (state) 02109 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUN CHIEN

1-617-338-5700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Chien swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAO-SHU HO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

3/16/10

Notary Public

Signature

Treasurer

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Financial Sciences, Inc.
Boston, MA

In planning and performing my audit of the financial statements of Financial Sciences, Inc. for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA PC

Harvey E Karll CPA, P.C.
Newburyport, MA
March 11, 2010

Financial Sciences, Inc.

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index

*****

***

*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Financial Sciences, Inc.
Boston, MA

I have audited the accompanying statement of financial condition of Financial Sciences, Inc., as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E Karll CPA PC
Harvey E. Karll CPA, P.C.
March 11, 2010

Financial Sciences, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash & cash equivalents	$ 854,063
Deposit at carrying broker	116,356
Accounts receivable	3,035
Prepaid expenses	42,402
Marketable securities	493,453
Furniture and equipment, net of accumulated depreciation of $5,497	1,166
	$ 1,510,475

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,020
Stockholders' Equity	
Common stock, $30 par value	
Authorized, issued and outstanding 5,000 shares	150,000
Additional paid in capital	542,754
Retained earnings	811,701
	1,504,455
	$ 1,510,475

See Accountant's Report & Accompanying Notes

Financial Sciences, Inc.
Statement of Income
December 31, 2009

Revenues:	
Commissions and fees	$ 406,859
Interest and dividends	6,780
Net gain from securities trading	427,907
	841,546
Expenses:	
Compensation and related expenses	142,718
Commissions	4,986
Communications and data processing	17,239
Floor brokerage and clearing costs	103,790
Other expenses	58,518
	327,251
Net income before taxes	514,295
Provision for income taxes	24,498
Net Income	$ 489,797

See Accountant's Report and Accompanying Notes

Financial Sciences, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2009

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
Balance January 1, 2009	5,000	$150,000	$542,754	$321,904	$1,014,658
Net Income				489,797	489,797
Balance December 31, 2009	5,000	$150,000	$542,754	$811,701	$1,504,455

See Accountant's Report and Accompanying Notes

Financial Sciences, Inc.

Statement of Cash Flows

Twelve Months Ended December 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 489,795	
Adjustments		
Add:		
Depreciation	100	
Prepaid FIT	2,596	
Accounts Payable	169	
CC Pay Chase	157	
Less:		
Accts Receivable - Trade	(3,035)	
Prepaid SIT	(8,379)	
CC Pay-Bank of America	(5)	
Cash from Operations		**481,398**
Cash Flows - Invested		
Investments	(296,171)	
Ridge Worthless Acct.	42	
Investing Cash Flows		**(296,129)**
Cash Flows - Financing		
Financing Cash Flows		**0**
Cash Increase (Decrease)		**185,269**
Cash - Beginning of Year		
Cash-Checking Sovereign	21,087	
Cash-Ridge Clearing Acct	49,846	
Cash-Ridge Deposit	116,356	
Cash-Ridge Investment	597,860	
Total Beginning of Year		**785,149**
Cash on Statement Date		**$ 970,418**

Financial Sciences, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Sciences, Inc.(the Company) a Massachusetts Corporation that was organized in 1974, is a registered broker-dealer servicing the general public. The Company's main office is in Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as well as various exchanges.

Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transacations are reported on a settlement date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securites transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilitittes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Commisssions

Commissions and related clearing costs are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deoposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the Company had approximately nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years

Depreciation expense for 2009 was $100.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $1,334,358 at December 31, 2009, which exceed required net capital of $100,000 by $1,234,358. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.0045 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The Company leases its facilities from an officer of the Company on a tenant-at-will basis. Rent expense for 2009 was $41,550.

7. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ 0
Income taxes	$ 24,498

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 12,381
State	12,117
	$ 24,498

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

An allowance is provided if it is more than likely than not that the Company will not realize the benefits of a deferred tax asset, which represents the computed tax on unrealized losses:

Deferred tax asset	$ 39,651
Valuation adjustment	(39,651)
Deferred tax asset at December 31, 2009	$ 0

SUPPLEMENTARY INFORMATION

Financial Sciences, Inc.
Schedule I
Computation of Net Capital
December 31, 2009

Net capital		
Total stockholders' equity		$ 1,504,454
Nonallowable assets:		
Furniture and equipment, net	1,166	
Ridge worthless account	15	
Prepaid federal income tax	25,819	
Prepaid state income tax	16,583	(43,583)
Net capital before haircuts		1,460,871
Haircuts on securities:		
Options	(45,626)	
Stocks	(80,887)	(126,513)
Net capital		1,334,358
Less: Net capital requirement		100,000
Excess net capital		$ 1,234,358
Aggregate indebtedness		$ 6,020
Ratio of aggregate indebtedness to net capital		.0045 to 1.0

There is no material difference between the audited net capital and the unaudited net capital reported on the December 31, 2009 Focus Report Part IIA.

See Accountant's Report and Accompanying Notes

Scedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Sciences, Inc.
As of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) ___ 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained
___ 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	Ridge Clearing [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission ___ 4580

See Accountant's Report and Accompanying Notes

Financial Sciences, Inc.

Supplemental SIPC Report

December 31, 2009


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Financial Sciences, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Financial Sciences, Inc. for the nine month period ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Financial Sciences, Inc. taken as a whole.

Harvey E. Karll CPA PC

Harvey E. Karll CPA, P.C.
March 11, 2010

SIPC-7T SECURITIES INVESTOR PROTECTION CORPORATION (28-REV 10/09)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA

FINANCIAL SCIENCES, INC.

21 MILK STREET, 2ND FLOOR

BOSTON, MA 02109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Debra Chien 617-338-5700

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 443

B. Less payment made with SIPC-6 filed (exclude interest) (433)

Date Paid	Amount
January 15, 2009	$ 150
July 20, 2009	$ 18
July 20, 2009	$ 265

( )

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(10)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Financial Sciences, Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the____ day of______________, 20_____.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 676,707

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a, ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 516

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 70,375

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 394,392

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 1,398

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 81,689

Enter the greater of line (i) or (ii) 32,676

Total deductions 499,357

2d. SIPC Net Operating Revenues $ 177,350

2e. General Assessment @ .0025 $ 443

(to page 1 but not less than $150 minimum)


FINRA
Financial Industry Regulatory Authority

SEC Mail Processing
Section

MAR 17 2010

Washington, DC
110

February 26, 2010

Ms. Yun Chien
FINOP
Financial Sciences, Inc.
21 Milk Street, 2nd Floor
Boston, MA 02109

RE: Financial Sciences, Inc. – CRD# 6653

Dear Ms. Chien:

In reply to our conversation on February 24, 2010 and your letter dated February 25, 2010, please be advised that your request for an extension of time in which to file Financial Sciences, Inc. annual audited financial report as of December 31, 2009, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2009 on or before March 31, 2010 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Stephen Poirier
Principal Examiner / Regulatory Coordinator
SP/cb

cc: Herani Dansamo, FINRA, Department of Financial Operations Policy
Andrew Caverly, Assistant Regional Director, SEC Regional Office

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

t 617 532 3400
f 617 451 3524
www.finra.org

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: FINANCIAL SCIENCES, INC.

Address: 21 Milk St. 2nd FL, Boston, MA 02109

Telephone: (617) 338-5700

SEC Registration Number: 8-23522

NASD Registration Number: 6653

(ii) Accounting Firm HARVEY E KARLL CPA, P.C.

Name: KARLL, HARVEY

Address: 41 Middle St., Newburyport, MA 01950

Telephone: 978-465-9512

Accountant's State Registration Number: 391

(iii) Audit date covered by the Agreement:

Mar	10	2010
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Yun Chien

Name: YUN CHIEN

(By Firm's FINOP or President)

Title: Treasurer / FINOP Date: 3/16/2010